UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	ANGIOTECH PHARMACEUTICALS, INC. REPORTS THIRD QUARTER RESULTS

FORWARD-LOOKING STATEMENTS

Statements contained in this report or in our other written or oral public communications that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimates," "continues," "anticipates," "intends," "expects" and other similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research, development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical or other development processes; adverse medical research related to the safety and efficacy of our products or products sold by our partners; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with, strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the disposition of certain operating subsidiaries acquired though the AMI acquisition and the restructuring of AMI; our ability to market and sell products developed by our Pharmaceutical Technologies segment through our Medical Products segment; other factors referenced in our AIF and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of American Medical Instruments Holdings, Inc. (“AMI”) which we completed on March 23, 2006, and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities, all related to the acquisition of AMI, will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

In addition, the forward-looking statements contained in this report are based upon a number of material assumptions, all of which we believe are reasonable, including, but not limited to assumptions related to the following: general economic and business conditions remaining stable; the financial and other representations made to us by AMI being accurate and complete; our ability to integrate AMI into our operations, including our ability to apply our various technologies to AMI’s medical devices and subsequently commercialize those products; our ability to realize operational and other synergies related to our acquisition of AMI in the times and amounts contemplated; our ability to realize projected or expected financial or commercial benefits from our acquisition of AMI; our level of indebtedness and the interest rate applicable to our indebtedness and the level of cash flows we will utilize to service our indebtedness remaining stable; tax rates within the jurisdictions we operate remaining stable; our future product and drug development activities and clinical development processes being realized in the times and for the amounts contemplated; our continued ability to raise additional funds through debt or equity offerings in the North American capital markets on acceptable terms; Canadian/US currency rates remaining stable; our ability to protect the intellectual property used by us; and our ability to respond to our competitors.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

November 1, 2006

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

  click for printer-friendly PDF version

ANGIOTECH PHARMACEUTICALS REPORTS THIRD QUARTER RESULTS

VANCOUVER, BC, November 1, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, today announced financial results for the third quarter ended September 30, 2006.

During the third quarter, Angiotech discontinued certain operations as part of the ongoing integration efforts related to the acquisition of American Medical Instruments Holdings, Inc. (AMI) completed in March 2006.  Total revenue generated by these discontinued operations amounted to $2.9 million during the third quarter.  Operating income generated by these discontinued operations during the quarter was not material.  Revenues and expenses related to these discontinued operations are not included in the results from continuing operations reported for the third quarter or the nine months ended September 30, 2006, the Third Quarter Highlights, or the Updated 2006 Financial Outlook discussed below.

For complete financial results, including Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

Third Quarter Highlights

•

Total revenues were $86.3 million and were principally derived from two operating segments: Pharmaceutical Technologies (primarily generating “Royalty Revenue” as indicated on the Consolidated Statements of Income) and Medical Products (primarily generating “Product Sales” as indicated on the Consolidated Statements of Income).

•

Royalty revenues were $43.7 million, which included $42.0 million of royalty revenue derived from sales by Boston Scientific Corporation (BSC) of paclitaxel-eluting coronary stent systems, representing an average blended royalty rate of 8.0 percent for US sales and 6.0 percent for sales in other countries.

•

Product sales were $42.5 million, and were derived primarily from sales of our various single use medical device product lines and sales of various medical device components to third parties.

•

GAAP net income and net income per share were $6.9 million and $0.09 respectively.

•

Adjusted net income and adjusted net income per share were $16.4 million and $0.19 respectively. Adjusted net income and net income per share exclude certain litigation expenses incurred during the quarter of approximately $0.02 per share.

•

Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, adjusted to exclude certain non-recurring and non-cash items) was $30.2 million.

•

On September 26, 2006, Angiotech entered into a milestone and royalty buyout agreement with NuVasive, Inc., relating to NuVasive’s NeoDisc cervical disc replacement device.  AMI had licensed certain technology and manufactured certain components for NuVasive prior to the acquisition of AMI by Angiotech.  Under the agreement, Angiotech received payments totalling $20 million, consisting of $12 million in cash and $8 million in NuVasive stock.

•

Integration activities related to the AMI acquisition continued during, and subsequent to, the third quarter.  During the quarter, we determined that certain of the AMI operations acquired were not aligned with our business strategy.  These operations have been categorized as discontinued operations and are located in Dartmouth, Massachusetts; Boulder, Colorado; and Costa Rica, and disposition plans have been developed.  The disposition of these operations and their associated assets are expected to be completed by the first quarter of 2007.  The disposal of these operations is expected to result in a reduction of Product Sales approximating $3 million per quarter, and is not expected to materially impact operating income in future periods.

•

Certain other integration and reorganization activities related to AMI were initiated during and after the third quarter.  As a result of these activities, we began the process of replacing the divisional structure of AMI with a centralized operating structure that is expected to provide certain cost and operational efficiencies.  The initial steps undertaken with respect to these activities are expected to eliminate over $1 million of annual operating costs in the businesses acquired, and we expect to realize additional savings related to these activities in 2007.  We expect to incur restructuring charges relating to these activities during the upcoming fourth quarter.

Updated 2006 Financial Outlook

•

Total revenue for the year ending December 31, 2006 is expected to be $302 million to $306 million, as compared to previous estimates of $325 million to $335 million.

•

Royalty Revenue is expected to be $36 to $38 million during the fourth quarter and $164 million to $166 million for the full year 2006, as compared to previous full year 2006 estimates of $170 to $172 million.

•

Product Sales are expected to be $44 million to $46 million during the fourth quarter and $138 million to $140 million for the full year 2006, as compared to previous full year 2006 estimates of $155 million to $163 million.

•

These revisions reflect a reduced Royalty Revenue outlook for the fourth quarter as compared to previous expectations, due to lower than expected sales of paclitaxel-eluting stent systems by BSC during the third quarter of 2006. In addition, we have revised our Product Sales outlook for 2006 to reflect the operations that have been discontinued, as well as lower than expected sales of medical devices and device components to certain of our third party manufacturer customers during the third and fourth quarters of 2006.

•

Full year 2006 adjusted net income per share is expected to be between $0.70 and $0.72, as compared to previous estimates of $0.79 to $0.81 per share.  These revisions reflect a combination of factors including the revised revenue expectations detailed above, the expected incurrence of additional expenses in the fourth quarter related to certain product development, sales and marketing and business planning activities and a reduction in the expected effective income tax rate as compared to previous estimates.

Financial Information and Certain Non GAAP Financial Measures

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2006 and the audited consolidated financial statements for the year ended December 31, 2005. For a copy of our full financial results for the third quarter, including Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

The results for the three and nine month periods ended September 30, 2006 include the results of AMI since the date of acquisition on March 23, 2006.  As AMI was acquired on March 23, 2006, the comparative three and nine month periods ended September 30, 2005 do not include the results of the AMI operations.

Amounts, unless specified otherwise, are expressed in U.S. dollars.  Financial results are reported under United States generally accepted accounting principles (“U.S. GAAP”) unless otherwise noted.  All per share amounts are stated on a diluted basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted net income from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted net income from continuing operations and adjusted EBITDA also do not include litigation expenses related to defending intellectual property claims. Adjusted net income from continuing operations and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted net income from continuing operations to net income according to GAAP, and have provided a definition and a reconciliation of net income to adjusted EBITDA, in the attached tables.

The financial outlook above presents certain forward-looking, non-GAAP financial information for which at this time there is no calculable comparable GAAP measure.  As a result, such non-GAAP financial information cannot be quantitatively reconciled to comparable GAAP financial information.  Specifically, the adjusted net income per share amounts above exclude estimates of certain expenses that are inherently unpredictable or subject to significant fluctuation for reasons unrelated to our underlying business performance, including stock-based compensation expenses, litigation expenses and foreign exchange gains or losses.

Conference Call Information

A conference call to discuss these financial results and other quarterly highlights will be held today, Wednesday November 1, 2006 at 8 AM PST (11 AM EST).

Dial-in information:
North America (toll free): 1-866-383-8009
International: 1-617-597-5342
Enter passcode: 46166141

A replay archive of the conference call will be available until November 8, 2006 by calling 888-286-8010 (in North America) or 1-617-801-6888 (International) and entering Access Code 95682560.

A live webcast will be available to all interested parties through the Investors section of Angiotech’s website: www.angiotech.com.

Forward Looking Statements

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three months ended September 30, 2006			Three months ended September 30, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	43,709		43,709	46,638		46,638
Product sales, net	42,509		42,509	1,108		1,108
License fees	53	(53) a	-	146	(49) a	97
	86,271	(53)	86,218	47,892	(49)	47,843
EXPENSES
License and royalty fees	6,933		6,933	7,224		7,224
Cost of products sold	20,996		20,996	1,120	(207) c	913
Research and development	11,740	(596) b	11,144	7,692	(513) b	7,179
Selling, general and administrative	20,953	(924) b	18,136	8,924	(955) b	4,634
		(1,893) d			(219) c
					(3,116) d
Depreciation and amortization	9,171	(8,215) e	956	2,117	(1,545) e	572
	69,793	(11,628)	58,165	27,077	(6,555)	20,522
Operating income	16,478	11,575	28,053	20,815	6,506	27,321
Other income (expenses):
Foreign exchange gain (loss)	(528)	528 f	-	2,125	(2,125) f	-
Investment and other income	977	(148) g	829	3,044		3,044
Interest expense on long-term debt	(11,325)	645 h	(10,680)	-		-
	(10,876)	1,025	(9,851)	5,169	(2,125)	3,044
Income from continuing operations before income taxes	5,602	12,600	18,202	25,984	4,381	30,365
Income tax expense (recovery)	(1,802)	3,566 i	1,764	9,659	1,750 j	11,409
Net income from continuing operations	7,404	9,034	16,438	16,325	2,631	18,956
Net loss from discontinued operations, net of income taxes	(478)	478	-	(400)	400	-
Net income for the period	6,926	9,512	16,438	15,925	3,031	18,956

Basic net income per common share from continuing operations	0.09		0.19	0.19		0.23
Diluted net income per common share from continuing operations	0.09		0.19	0.19		0.23
Weighted average shares outstanding (000’s) – basic	84,832		84,832	84,125		84,125
Weighted average shares outstanding (000’s) – diluted	85,463		85,463	84,125		84,125

a.

Non-recurring, non-operating revenue as derived from certain of our license agreements, net of license fees due to licensors.

b.

Stock-based compensation expense.

c.

Termination costs relating to consolidation activities at Palo Alto facility.

d.

Litigation expenses relating to defending intellectual property claims.

e.

Amortization of acquisition related intangible assets and medical technologies.

f.

Foreign exchange fluctuations on foreign currency net monetary assets.

g.

Gain on sale related to disposition of NeoDisc technology rights to NuVasive.

h

Amortization of deferred financing costs.

i.

Tax effects of adjustments a. through h. ($3.6 million) for the three months ended September 30, 2006.

j.

Tax effects of adjustments a. through f. ($1.8 million) for the three months ended September 30, 2005.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Nine months ended September 30, 2006			Nine months ended September 30, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Royalty revenue	127,779		127,779	148,616		148,616
Product sales, net	93,864		93,864	3,125		3,125
License fees	179	(179) a	-	4,062	(3,965) a	97
	221,822	(179)	221,643	155,803	(3,965)	151,838
EXPENSES
License and royalty fees	19,496		19,496	21,941	(478) a	21,463
Cost of products sold	45,663		45,663	3,102	(207) c	2,895
Research and development	33,228	(1,990) b	31,238	22,859	(1,515) b	20,291
					(1,053) c
Selling, general and administrative	54,505	(2,810) b	43,472	27,903	(2,528) b	13,037
		(8,223) d			(892) c
					(11,446) d
Depreciation and amortization	21,726	(19,391) e	2,335	6,620	(4,655) e	1,965
In-process research and development	1,042	(1,042) f	-	1,000	(1,000) f	-
	175,660	(33,456)	142,204	83,425	(23,774)	59,651
Operating income	46,162	33,277	79,439	72,378	19,809	92,187
Other income (expenses):
Foreign exchange gain	1,778	(1,778) g	-	1,088	(1,088) g	-
Investment and other income	5,494	(833) h	4,661	7,396		7,396
Interest expense on long-term debt	(23,611)	1,320 i	(22,291)	-		-
Loss on redemption of investments	(413)	413 j	-	-		-
	(16,752)	(878)	(17,630)	8,484	(1,088)	7,396
Income from continuing operations before income taxes and cumulative effect of change in accounting	29,410	32,399	61,809	80,862	18,721	99,583
Income tax expense	12,256	1,053 k	13,309	29,738	8,080 l	37,818
Income from continuing operations before cumulative effect of change in accounting	17,154	31,346	48,500	51,124	10,641	61,765
Net loss from discontinued operations, net of income taxes	(1,265)	1,265	-	(1,051)	1,051	-
Cumulative effect of change in accounting	399	(399)	-	-		-
Net income for the period	16,288	32,212	48,500	50,073	11,692	61,765
Basic net income per common share from continuing operations	0.20		0.57	0.61		0.73
Diluted net income per common share from continuing operations	0.20		0.57	0.61		0.73
Weighted average shares outstanding (000’s) – basic	84,674		84,674	84,097		84,097
Weighted average shares outstanding (000’s) – diluted	85,484		85,484	84,097		84,097

a.

Non-recurring, non-operating revenue as derived from certain of our license agreements, net of license fees due to licensors. In 2005, as derived from license agreements with CABG Medical, Inc. ($3.3 million) and Broncus Technologies, Inc. ($0.5 million).

b.

Stock-based compensation expense.

c.

Termination costs relating to consolidation activities at Palo Alto facility.

d.

Litigation expenses relating to defending intellectual property claims.

e.

Amortization of acquisition related intangible assets and medical technologies.

f.

In-process research and development expense, relating primarily to $1.0 million payment due under license agreement with Poly-Med, Inc.

g.

Foreign exchange fluctuations on foreign currency net monetary assets.

h.

Gain on sale of Palo Alto building – assets held for sale and gain on sale related to disposition of NeoDisc technology rights to NuVasive.

i.

Amortization of deferred financing costs.

j.

Loss on redemption of investments.

k.

Non-recurring Quebec retroactive tax adjustment ($8.7 million) and tax effects of adjustments a. through k. ($9.7 million) for the nine months ended September 30, 2006.

l.

Non-recurring tax benefit of additional investment tax credits approved by the Canadian taxation authorities ($1.5 million) and tax effects of adjustments a. through g. ($6.6 million) for the nine months ended September 30, 2005.

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S.$)	2006	2005	2006	2005
Net income on a GAAP basis	6,926	15,925	16,288	50,073
Interest expense on long-term debt	11,325	-	23,611	-
Income tax expense	(2,101)	9,668	11,866	29,412
Depreciation and amortization	10,554	2,755	24,392	8,445
EBITDA	26,704	28,348	76,157	87,930
Adjustments:
Net (income) / loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	613	(24)	1,255	(36)
In-process research and development	-	-	1,042	1,000
Non-recurring revenue, net of license fees	(53)	(49)	(179)	(3,487)
Stock-based compensation	1,520	1,468	4,401	4,731
Palo Alto consolidation expenses	-	426	-	2,152
Litigation expenses	1,893	3,116	8,223	11,446
Foreign exchange (gain) loss	528	(2,125)	(1,778)	(1,088)
Investment and other income	(829)	(3,044)	(4,661)	(7,396)
Gain on sale of intangible asset	(148)	-	(148)	-
Gain on sale of Palo Alto building	-	-	(685)	-
Loss on redemption of investments	-	-	413	-
Adjusted EBITDA	30,228	28,116	84,040	95,252

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	September 30,	December 31,
(in thousands of U.S.$)	2006	2005
ASSETS
Cash and short-term investments	89,700	195,442
Accounts receivable	24,674	3,377
Inventories	31,608	786
Other current assets	10,408	9,267
Assets from discontinued operations	16,757	-
Total current assets	173,147	208,872
Long-term investments	43,311	170,578
Property and equipment, net	60,591	11,042
Intangible assets, net	250,805	45,447
Goodwill	643,197	46,071
Deferred income taxes	4,154	11,350
Deferred financing costs	17,065	-
Other assets	2,133	1,334
	1,194,403	494,694
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	62,766	27,555
Liabilities from discontinued operations	3,156	-
Long-term debt	566,694	-
Deferred income taxes	72,356	-
Other long-term liabilities	4,157	4,459
Stockholders’ equity	485,274	462,680
	1,194,403	494,694

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors:

Media and Retail Investors:

Deirdre Neary

David Scott

Manager, Investor Relations

Fleishman Hillard

Angiotech Pharmaceuticals, Inc.

david.scott@fleishman.ca

dneary@angio.com

(416) 645-8177

(604) 222-7056

-END-